DAWSON JAMES SECURITIES INC.

101 North Federal Highway

Suite 600

Boca Raton, Fl 33432

November 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

RE: Linkhome Holdings Inc.

Registration Statement on Form S-1, as amended

Filed on October 17, 2024

File No. 333-280379

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Linkhome Holdings Inc. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4 p.m., Eastern Time, on November 12, 2024 or as soon thereafter as practicable.

Pursuant to 460 under the Act, we wish to advise you that the underwriters will distribute as many copies of the preliminary prospectus dated October 17, 2024 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DAWSON JAMES SECURITIES INC.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer